(310) 228-5730

January 21, 2005

Via EMAIL AND FIRST CLASS MAIL

John William (Jack) Butler, Jr., Esq.

George N. Panagakis, Esq.

Skadden Arps Slate Meagher & Flom

333 West Wacker Drive

Suite 2100

Chicago, IL 60606-1285

Re: In re Friedman's Inc. and affiliates ("Debtors")

Dear Jack and George:

Stutman, Treister & Glatt Professional Corporation represents an Ad Hoc Group Of Holders Of Series A Common Stock of Friedman's, Inc. ("Group"). The composition of the Group, and the approximate holdings of the Members, is set forth in Exhibit "A" hereto. As is evident from Exhibit "A," the Group represents a substantial block of the outstanding Series A Common Stock of the Debtors.

The Members of the Group have been organized for some time and have, and continue to: (i) monitor the Debtors' restructuring efforts; (ii) communicate with the Debtors regarding the restructuring efforts; (iii) inform themselves of relevant facts and circumstances; and (iv) proactively involve themselves in the Debtors' restructuring.

As a result of the commencement of the Debtors' chapter 11 cases ("Cases"), the Members have voiced their intent to be appointed as an "official equity committee" in the cases, and have requested the formal support of the Debtors. The Group will be making a formal request of the United States Trustee on Tuesday, January 25, 2005 and requests that the Debtors confirm, in writing, their support for such an appointment by 4:00 p.m. Eastern Time on Monday, January 24, 2005.

The Group is of the firm view that there is substantial equity value in the Debtors, and that the interests of the Debtors and the Group should be aligned. In this regard, the Group desires to work with the Debtors (and the applicable constituents) to understand the building blocks for a consensual plan of reorganization and to then develop, negotiate, and implement such a plan of reorganization. The Group intends to have "real time" involvement in the Cases.

In order that the Group's efforts can be productive, the Group requests an immediate telephonic meeting to discuss the proposed DIP Financing and a subsequent face to face meeting with the Debtors on a mutually convenient date during the week of January 31, 2005, and at a location that is convenient to the Debtors, to review the Debtors' operations and restructuring efforts. The Group envisions that the agenda for such a meeting would include:

(i) 2004 Financial Performance;

(ii) Budgets/Projections for 2005;

(iii) Restructuring Business Plan;

(iv) Immediate, Short Term and Long Term Action Items (and timeline) To Exit Chapter 11;

(v) Real Estate Portfolio Review and Analysis;

(vi) Contract Review and Analysis;

(vii) Litigation Review and Analysis;

(viii) Secured Creditor Review and Analysis (Senior Revolver Loan; Junior Term Loan; Vendor Trade Credit Program: outstanding debt, collateral, perfection);

(ix) Workforce Review and Analysis;

(x) Capital Expenditure Plan;

(xi) Status of the SEC/DOJ Investigation; and

(xii) Status of audited financials.

In order to facilitate a productive meeting, please provide in advance a copy of all presentation materials. At a minimum, please provide as soon as possible: (i) a copy of all loan documents (e.g., the Loan Documents, Vendor Security Agreement, and the Intercreditor Agreement); (ii)  all information furnished to the Lender Agent, the informal vendor committee, and the collateral trustee under the Vendor Security Agreement; (iii) financial statements for the last three years (including 4-wall cash flow by store); (iv) rolling 13 week cash forecast; (v) current projections for 2005; (vi) current business plan; (vii) capital expenditure plan/budget; (viii) summary of real estate holdings (including lease terms); (ix) Store-level Finance Program documentation; and (x) related party agreements, consulting agreements, and management contracts.

The information may be provided in electronic form, and may be provided as it is available; please do not withhold sending the requested information until it is all assembled. With respect to any information that is not of public record, certain Members of the Group are prepared to become "restricted" and to sign a Confidentiality Agreement consistent with that executed by others. Please forward a draft Confidentiality Agreement, and a copy of the form of Agreement that the Lenders, the informal vendor committee, and others have executed.

Sincerely,

Michael H. Goldstein

MHG:lp

Encls.

cc: Members of the Group
Matt Venturi, Venturi & Company LLC
Eric D. Winston, Esq. (i/o)
Christine M. Pajak, Esq. (i/o)

EXHIBIT A
Holder Of Series A Common Stock of Friedman's Inc.	Number Of Shares of Series A Common Stock
Regis Investment Partners, LP and Yacktman Fund	1,200,000
Liberation Investment Group	2,300,000
Precott Capital	950,000
Berggruen Holdings	750,000
Cadence Capital	400,000
Hawkeye Capital	600,000
Breakwater Capital	TBD